FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Head III	John	C		ESG Re Limited ESREF				X Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	1330 Avenue of the Americas						17-Dec-2002

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	New York	New York	10019						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common Shares, par value $1.00 per share													448,017		(D)

	Common Shares, par value $1.00 per share													79,914		(I)		(1)

	Common Shares, par value $1.00 per share													1,087,312		(I)		(2)

	Common Shares, par value $1.00 per share													109,895		(I)		As trustee (3)

	Common Shares, par value $1.00 per share													5,348		(I)		As trustee (4)

	Common Shares, par value $1.00 per share													383,091		(I)		(5)

	Common Shares, par value $1.00 per share													1,133,088		(I)		(6)

	Common Shares, par value $1.00 per share													87,500		(D)		(8)

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Class A Warrants		$20/Sh									(A)			12/3/97	12/3/07

	Class A Warrants		$20/Sh						G				(D)		12/3/97	12/3/07

	Class A Warrants		$20/Sh									(A)			12/17/97	12/17/07

	Class A Warrants		$20/Sh						G				(D)		12/17/97	12/17/07

	Class A Warrants		$20/Sh									(A)			12/22/97	12/22/07

	Class A Warrants		$20/Sh						G				(D)		12/22/97	12/22/07

	Class A Warrants		$20/Sh										(D)		12/3/97	12/3/07

	Class A Warrants		$20/Sh										(D)		12/17/97	12/17/07

	Class A Warrants		$20/Sh										(D)		12/22/97	12/22/07

	Class A Warrants		$20/Sh												12/3/97	12/3/97

	Class A Warrants		$20/Sh												12/17/97	12/17/97

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class B Warrants		$18.50/Sh												1/27/98	1/27/08

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Class A Warrants		$20/Sh												12/3/97	12/3/07

	Class A Warrants		$20/Sh												12/17/97	12/17/07

	Class A Warrants		$20/Sh												12/22/97	12/22/07

	Options (right to buy)		$20/Sh										(D)		12/12/97	12/12/07

	Options (right to buy)		$20/Sh						G				(D)		12/12/97	12/12/07

	Options (right to buy)		$25.50/Sh										(D)		5/4/98	5/4/08

	Options (right to buy)		$25.50/Sh						G				(D)		5/4/98	5/4/98

	Options (right to buy)		$16.81/Sh										(D)		2/25/99	2/25/09

	Options (right to buy)		$16.81/Sh						G				(D)		2/25/99	2/25/09

	Options (right to buy)		$16.50/Sh										(D)		5/7/99	5/7/09

	Options (right to buy)		$16.50/Sh						G				(D)		5/7/99	5/7/09

	Options (right to buy)		$5.4375/Sh										(D)		12/15/99	12/15/09

	Options (right to buy)		$5.4375/Sh						G				(D)		12/15/99	12/15/09

Options (right to buy)	$4.32380/Sh			12/18/01	1/1/11

Options (right to buy)	$2.1222/Sh		(D)	(7)	1/11/11

Options (right to buy)	$2.1222/Sh	(A)		(7)	1/11/11

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Share	1,176				10,736		(D),(9)

	Common Share	10,736				—		(D)

	Common Share	928				928		(D),(9)

	Common Share	928				—		(D)

	Common Share	1,253				1,253		(D),(9)

	Common Share	1,253				—		(D)

	Common Share	1,176				—		(I)		(1), (9)

	Common Share	102				—		(I)		(1), (9)

	Common Share	138				—		(I)		(1), (9)

	Common Share	107,451				107,451		(I)		(2)

	Common Share	871,427				871,427		(I)		(2)

	Common Share	105,097				105,097		(I)		(2)

	Common Share	276,240				276,240		(I)		(2)

	Common Share	1,176				1,176		(I)		As Trustee (3)

	Common Share	102				102		(I)		As Trustee (3)

	Common Share	137				137		(I)		As Trustee (3)

	Common Share	588				588		(I)		As Trustee (4)

	Common Share	51				51		(I)		As Trustee (4)

	Common Share	69				69		(I)		As Trustee (4)

	Common Share	51,177				51,177		(I)		(5)

	Common Share	4,422				4,422		(I)		(5)

	Common Share	5,969				5,969		(I)		(5)

	Common Share	86,147				86,147		(I)		(6)

	Common Share	7,443				7,443		(I)		(6)

	Common Share	10,048				10,048		(I)		(6)

	Common Share	35,714				—		(I)		(1), (9)

	Common Share	35,714				—		(D)

	Common Share	35,714				—		(I)		(1), (9)

	Common Share	35,714				—		(D)

	Common Share	70,000				—		(I)		(1), (9)

	Common Share	70,000				—		(D)

	Common Share	5,000				—		(I)		(1), (9)

	Common Share	5,000				—		(D)

	Common Share	350,000				—		(I)		(1), (9)

	Common Share	175,655				174,345		(D)

	Common Share	49,082				49,082		(I)		(1)

	Common Share	6,122				368,878		(D)		(9)

	Common Share	6,122				6,122		(I)		(1), (9)

Explanation of Responses:

(1)
Held by trust(s) for the benefit of heir(s) of John C Head III. The reporting person disclaims beneficial ownership of these securities,The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for any purpose.
(2)
Held by two limited liability companies, of which John C Head III is a Managing Member and a Managing Member of the Managing Member, respectively.
(3)
Held by the Head Family Foundation.
(4)
Held by Head Company Pension Plan.
(5)
Held by a limited partnership, of which John C Head III is the Co-Chief Executive Officer of the General Partner.
(6)
Held by two limited partnerships, of which John C Head III is a Managing Member of the General Partner.

(7)
The option vests 50% on 1/15/02, 25% on 1/15/03 and 25% on 1/15/04.
(8)
Restricted stock award granted by Issuer.
(9)
Property exchange with trust(s) for the benefit of heir(s) of John C Head III.

/s/ John C Head III	19-Dec-02
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.